FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of July 2005

Commission File Number: 001-12412

PETROLEOS DE VENEZUELA, S.A.

(Exact Name of Registrant as Specified in its Charter)

VENEZUELAN NATIONAL PETROLEUM COMPANY

(Translation of Registrant’s Name into English)

Avenida Libertador
La Campiña, Apdo. 169
Caracas 1010-A, Venezuela

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

TABLE OF CONTENTS

Item

1.                             Announcement of the new Board of Directors for PDVSA.

2.                            Announcement of the appointment of a new Chief Financial Officer for PDVSA.

Item 1.

In January 2005, the Venezuelan government appointed a new board of directors for Petróleos de Venezuela (“PDVSA”) comprised of the President, two Vice-Presidents, five internal directors and three external directors.  Our current directors are:

Name	Age	Position with PDVSA	Date of Appointment
Rafael Ramírez Carreño	41	President	2005
Luis Vierma	51	Vice-President	2005
Alejandro Granado	50	Vice-President	2005
Eudomario Carruyo	59	Internal Director	2005
Asdrubal Chávez	50	Internal Director	2005
Eulogio del Pino	48	Internal Director	2005
Déster Rodríguez	43	Internal Director	2005
Jesús Villanueva	56	Internal Director	2005
Iván Orellana	52	External Director	2005
Carlos Martínez Mendoza	50	External Director	2005
Bernard Mommer	62	External Director	2005

Certain information on our current directors is set forth below:

Rafael Ramírez Carreño

Minister of Energy and Petroleum of the Bolivarian Republic of Venezuela and President of PDVSA

Rafael Ramírez is a Mechanical Engineer who graduated from the Los Andes University in 1989. He also holds a MSc. in Energy Studies from the Universidad Central de Venezuela. He began his career in the oil industry with Intevep, PDVSA´s research and development center, where he was initially assigned to work on the handling of Orinoco Belt extra-heavy crudes. Further assignments and postings to other subsidiaries provided him with wide experience in the development, coordination and management of engineering and construction projects. His secondments abroad included the development, in the United States, of the Cardón refinery’s upgrading and expansion project and Nigeria’s Liquefied Natural Gas project, in France. Ramírez was the founding president of Enagas, the national gas entity charged with the responsibility of structuring the National Gas Plan and the design, development and promotion of the State policies for the sector.

In February 2002 he was appointed external director of Petróleos de Venezuela, and in July that year was sworn in as Minister of Energy and Mines by the Bolivarian Republic of Venezuela’s President Hugo Chávez. On 20th November 2004, under Presidential Decree 3264, he was named President of Petróleos de Venezuela, a position which he holds concurrently with that of Minister of Energy and Petroleum.

Luis Vierma

Vice-President of PDVSA

Luis Vierma has a Bachelor in Chemistry, from the Universidad Central de Venezuela in 1979. He obtained his MSc. in Geology (Petroleum Geochemistry) in 1984, from Indiana University at Bloomington. Between 1975 and 1978 he taught chemistry at the Central University’s Chemistry Department. From 1978 to 1981 he held the position of Exploration Geochemist at PDVSA’s research and development center. He was later appointed head of the Organic Geochemistry Laboratory, in which he became leader of Hydrocarbons Exploration Projects and, later, head of the Inorganic Chemistry Unit. In 1993 Vierma was named Manager of Annex XIII (Enhanced Recovery of Crudes using micro-organics) of the Ministry of Energy and Mines - US Department of Energy (DOE) Agreement. In 1995 he was appointed head of the Organic Geochemicals Section and, in 1997, head of the Geology Section. In 1998 he was leader of the Bosque-Bucare Project to implement the Shared Productivity Effort Strategy. In 1999 he became Exploration Business Manager, and in 2000 he was appointed Director of the Policies and Plans Office of the Vice-Ministry of Hydrocarbons at the Ministry of Energy and Mines. At the beginning of 2003 he is sworn in as Deputy Minister of Hydrocarbons, being also named external Director of Petróleos de Venezuela in March of that year, and later President of the Corporación Venezolana de Petróleo (CVP), Vice-President of PDVSA GAS, and a member of the CITGO Petroleum Corporation Board. In January 2005 he was appointed Vice-President of Exploration and Production of PDVSA.

Alejandro Granado

Vice-President of PDVSA

Alejandro Granado is a Refining Processes Engineer and graduated in 1981 from the Institute of Petroleum and Gas in Ploesti, Romania. He later obtained a Master of Science degree in Refining and Petrochemicals from the same institute. Granado joined the Venezuelan oil industry in 1981 as a process engineer in the Process Development department of INTEVEP, PDVSA’s research and development center. In 1985 he was seconded to UOP in Chicago as resident engineer for the BTX project. In 1987 he was appointed a member of the team assigned to Germany’s Veba Oel for the development of the HDH+® process, a crude residual conversion technology. In 1990 he was seconded to British Petroleum in London to lead the process engineering group charged with the design of several the mixed ethers units for the Venezuelan refinery system. From 1991 to 1997 he held several managerial positions in the Process Engineering area at Intevep, and in 1997 he was posted to CITGO Petroleum Corporation as Technology Manager of that subsidiary’s refinery at Lemont, Illinois. He returned to INTEVEP in 2000, being appointed manager of the Process Engineering department. Later, he was in charge of the Conceptual and Basic Engineering Management until December 2002, when he was named Deputy General Manager of the Puerto La Cruz refinery. In July 2003 he was appointed Refining Director of PDVSA Eastern Division. In July 2004 he was appointed International and National Refining Director of PDVSA and he has been PDVMARINA Vice-President since 2004. In January 2005 he was appointed Vice President of PDVSA, responsible for the refining area both at a domestic and international level.

Eudomario Carruyo

Director of PDVSA

Eudomario Carruyo received a Public Accounting Degree from the Universidad del Zulia in 1972. He has completed several specialization and post-graduate courses in the areas of Finance and Management in Columbia University, in New York, and Michigan University, in Ann Arbor. He had a training assignment in international banking at Chase Manhattan Bank, in New York. He has 38 years of experience in the domestic oil and petrochemical industry. He started his career in the Corporación Venezolana del Petróleo (CVP), a PDVSA subsidiary, in 1964. Between 1964 and 1987 he held the following positions: Corporate Treasury Manager, Corporate Comptroller Manager, Corporate Budget and Economic Evaluations Manager, Corporate Costs Manager, Finance Manager for the Western Division, Finance Manager for the San Tomé Area, Finance Manager for the El Palito Refinery and President of the Bidding Committee. In 1991 he was transferred to Palmaven, PDVSA´s affiliate, where he worked for six years (1992-1997), acting as Finance Manager and later as Director of this affiliate. Simultaneously, and as a Palmaven representative, he sat on the Boards of Directors of several of its businesses. In 1997 he retired from the oil industry and then re-entered as PDVSA’s Statutary Auditor from April 2000 until December 2002 (first as assistant and then as principal). In January 2003, he was appointed Finance Executive Director for PDVSA and held this position until June of the same year when he was designated Director of the following affiliates: CITGO Corporation, PDVSA Finance, PDVSA Insurance, PDV Holding, and APJ International. Since July 2003, he has acted as Pequiven Director, coordinating the closure of PDVSA and its affiliates’ fiscal year 2002 and the preparation of operational financial reports both for internal use and for the SEC. Simultaneously with his responsibilities at Pequiven, he also acts as Director of the following businesses and affiliates: Fertinitro, Monómeros Colombo-Venezolanos, Metor International, Produven, Super Octanos, Supermetanol, Tripoliven, Clorozulia, Coramer, Olefinas del Zulia, Polinter, Propilven, Pralca, Produsal, Servifertil, International Petrochemical Holding LTD (IPHL), International Petrochemical Sales Limited (IPSL), Copequim, Grupo Zuliano and  Sofilago. He was appointed Director of PDVSA in January 2005, serving concurrently as Director of CITGO Petroleum Corporation, Director of PDVSA Petróleo S. A., Director of Deltaven S. A., Vice-President PDV Marina, President PDVSA Finance and President PDV Insurance.

Asdrúbal Chávez

Director of PDVSA

Asdrúbal Chávez graduated as a Chemical Engineer from Universidad de Los Andes in 1979. He joined the venezuelan oil industry in 1979 at PDVSA’s El Palito refinery, as Startup Engineer for PAEX, the refinery’s major expansion project. He held various positions in areas such as Industrial Services, Distillation and Specialties, Conversion and Treatment, Crude and Products Movement, Programming and Economics, and Process Engineering. In 1989 he was assigned to UOP, in the USA. In 1990 he was named Leader of the Project to expand El Palito’s Crude and Vacuum Distillation units. From 1995 to 1999 he held various supervisory and managerial positions, and in 2000 PDVSA´s Presidency seconded him on a temporary basis to the Ministry of Production and Commerce to assist it, first in the restructuring of the Ministry, and then in the Economic Constituent Process. In 2001 he was assigned to PDVSA’s Bitúmenes del Orinoco (BITOR) subsidiary as Human Resources Manager, and led the team that worked on the restructuring part of the company’s expansion project. In 2002 he was named Assistant to the BITOR Board of Directors, and in January 2003 he was appointed Manager of the El Palito Refinery. In August 2003 he was named Executive Director for Human Resources at PDVSA, and in March of 2004, he was appointed Executive Director for Trading and Supply, having also been leader of the team which negotiated the 2004-2006 Collective Labor Contract. In January 2005 he was appointed Director of PDVSA, responsible for Commerce and Supply and President of PDV Marina and BITOR, PDVSA´s subsidiaries and Director of CITGO Petroleum Corporation, PDVSA affiliate based in Houston, USA.

Eulogio Del Pino

Director of PDVSA

Eulogio Del Pino is Geophysical Engineer graduated from the Universidad Central de Venezuela in 1979, and with a MS degree in Oil Exploration from Stanford University in 1985. In 1979 he started his career on venezuelan oil industry at INTEVEP, PDVSA´s Technology and Research Center, were held different technical and supervisors positions. In 1990 he was appointed Latin America Technical Manager for Western Atlas Company. In 1991 he returned to Petróleos de Venezuela, where he held several managerial positions at Corpoven, another of PDVSA’s affiliates in the recent past. In 1997 he was appointed Exploration and Delineation Manager of PDVSA Exploration and Production. He had the responsibility to coordinate the PDVSA’s restart Offshore Exploration Campaign in the Plataforma Deltana in 2001. Later in 2003 he was appointed General Manager of Strategic Associations from de Corporación Venezolana de Petróleo, PDVSA’s affiliate, in charge of representing at the Strategic Association of the Orinoco Oil Belt and in 2005 he was named Director of PDVSA and President of PDVSA CVP. Del Pino has been elected for President and Vice President of the Venezuelan Society of Geophysical Engineers (1990-1994), Vice-President of the US’s Society of Exploration Geophysicists (1996-1997), and Founder and Coordinator of the Latin American

Geophysical Union. Del Pino was a professor on both the pre-graduate and post-graduate level at the Universidad Central de Venezuela and the Universidad Simón Bolívar, in Caracas.

Déster Rodríguez

Director of PDVSA

Dester Rodríguez is an Army Colonel with a bachelor’s degree in Military Science and Arts from the Military Academy of Venezuela. He completed Systems Engineering studies at the Universidad Experimental de las Fuerzas Armadas (Experimental University of the Armed Forces). In 1997 he was appointed Head of Personnel of the Military Engineering School of the Army. In 1998 he was named Head of the Army Personnel Registry and Control Division. In 1999 he was designated General Director of the Information Technology Ministerial Office at the Ministry of Education, Culture, and Physical Education, a position held simultaneously with that of President of the Fundación Bolivariana de Informática y Telemática (Bolivarian IT and Telecommunications Foundation) since 2001. In December 2002 he was appointed a member of PDVSA’s Restructuring Committee. In March 2003 he was named Director of Petróleos de Venezuela, serving concurrently as Director of CITGO Petroleum Corporation, Vice-President of Refinería Isla, a member of the Board of PDV Holding and President of CIED and COMMERCHAMP.

Jesús Villanueva

Director of PDVSA

Jesús Villanueva is a Licentiate in Public Accounting and received a Master degree in Hydrocarbons Economy and Management from Universidad Central de Venezuela in 1988. He started his professional activities in 1974 as Assistant in the Auditing Division of Espiñeira, Sheldon y Asociados (Price Waterhouse Coopers) where he worked until 1982. He joined the venezuelan oil industry in 1982 at Meneven, then a PDVSA subsidiary. During his professional career he has held different supervising and managerial positions in San Tomé, Anaco, Puerto La Cruz and Caracas, in Auditing and Finances for Meneven and Corpoven. Beginning in February 2002, he acted as Principal Director for PDVSA and later on went back to his former position as General Auditor. He was appointed Director of PDVSA in January 2005. He has been internationally certified as Internal Auditor by the Institute of Internal Auditors (1999) and a Certified Fraud Examiner (2004).

Iván Orellana

General Director for Hydrocarbons of the Ministry of Energy and Petroleum Venezuelan Governor for OPEC

Director of PDVSA

Iván Orellana is a Chemical Engineer who graduated from Universidad Simón Bolívar (1975). He completed post-graduate studies in Strategic Planning in Brunel University, London in 1994; Oil and Natural Gas Supply and Trade in Oxford, UK

in 1994; Administrative Law in Universidad de Salamanca, Spain, in 2003; and Private International Law in Universidad de Salamanca in 2004. He started his career in the hydrocarbons sector in 1975, holding different supervisory and engineering positions. In 1988 he worked as consultant for the gas sector in the Exploration and Production Coordinating Department of PDVSA Gas. In 1994 he was appointed Planning Manager for PDVSA Gas and between 1997 and 2001 he worked as Senior Planning Consultant for Energy and Regulation of Energy Markets inside PDVSA’s Corporate Planning Management. Between 2002 and 2003, he acted as Trade Environment Analysis Manager in PDVSA’s Planning Executive Direction and he has been the Venezuelan National Representative in Organization of the Petroleum Exporting Countries (OPEC) Economic Commission since 2003. He is currently the Venezuelan Governor for OPEC and Chairman of OPEC’s Governors Board and as well the General Director for Hydrocarbons in the Ministry of Energy and Petroleum. He was appointed External Director for PDVSA’s Board of Directors in January 2005 in the area of International Business. He has also been Coordinator for the studies to establish PDVSA and Venezuela’s strategic positioning in the Liquefied Natural Gas (LNG) Business in the Atlantic Basin, Consultant to the President of the National Gas Agency and PDVSA’s president in the process of Energy Services Regulation for Venezuela and Consultant to the Ministry of Energy and Mines and PDVSA in the bidding process for the Mariscal Sucre LNG Project.

Carlos Martínez Mendoza

Director of PDVSA

Carlos Martínez Mendoza received a Licentiate in Military Sciences and Arts from the Military Academy of Venezuela in 1975 as a member of the “Simón Bolívar II” group.  He belongs to the Infantry branch of the Army. He studied Command and Staff in the “Escuela Superior de Guerra del Ejército” in Argentina in 1990 and also holds a Master Degree in Security and National Defense. He took a postgraduate course on Strategic Planning and Management, as well as a course on Defense Resource Management in the Center for Defense Hemispheric Studies in the USA. He has held positions complementary to his military rank, such as Secretary of the Nation’s Defense Council and Director of the Presidential Office of the Bolivarian Republic of Venezuela. He is currently President of the Zulia Region Development Corporation (Corpozulia) and Carbozulia.  He is Vice-President of the “Sofioccidente” Investment Bank of Venezuela. In 2005 he was appointed external Director of PDVSA

Bernard Mommer

Director of PDVSA

Bernard Mommer holds a masters degree in mathematics and a doctorate in social science, both from the University of Tübingen, Germany. He has been a university teacher and researcher for many years at different Venezuelan universities.  From 1991 to 1995 he was senior advisor to Petróleos de Venezuela and the Strategic Planning

Co-ordinator. From 1995 to 2001 he was a senior research fellow of the Oxford Institute for Energy Studies and of St. Antony’s College, Oxford. He also acted as an advisor to the Venezuelan Minister of Energy and Mines from 1999 to 2000, and as a consultant to the Secretary General of OPEC in Vienna in 2002. Previous to his appointment at PDV UK he was advisor to the President of PDVSA. Outstanding amongst his publications are Die Ölfrage [The Petroleum Question] (1983: Institut für Internationale Angelegenheiten der Universität Hamburg, Nomos Verlagsgesellschaft Baden-Baden), El petróleo en el pensamiento económico venezolano - Un ensayo [Oil in the Economic Thought of Venezuela – An Essay] (Co-author Asdrúbal Baptista; Prologue by Arturo Uslar Pietri. Ediciones IESA, Caracas, 1987); and The New Governance of Venezuelan Oil (1998: Oxford Institute for Energy Studies), Global Oil and the Nation State that was published by Oxford University Press, on behalf of the Oxford Institute for Energy Studies, in 2002. In 2004, the Ministry of Energy and Mines published his book “El mito de la Orimulsión”. In 2005, he was appointed Director of PDVSA and Deputy Minister of Hydrocarbons.

Item 2.

In April 2005 Antonio Simancas Cardozo was appointed the new Chief Financial Officer by the Human Resources Committee of PDVSA.  He is an accountant and graduated from the Central University of Venezuela in 1973. He holds a Master’s degree in Economic Sciences from Oklahoma State University and specializations in Business Law from the Santa María University, Venezuela and in Management and Marketing from the Tennessee University.

Simancas has been a business consultant, Finance Manager for a subsidiary of the Cisneros Group, General Director of the Venezuelan Institute of Social Security, Controller for the Social Investment Fund of Venezuela, Technical Manager and General Manager for the Superintendence of Banks, Controller for the National Council for Scientific and Technological Investigations. At PDVSA, he has been Petroleum Accounting Corporate Manager, Accounting and Budget Manager in the production Division, Finance Manager in Bariven Europe and Financing Manager for PDVSA´s subsidiary Bariven.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETROLEOS DE VENEZUELA, S.A.

Date: July 19, 2005	By:	/s/ Rafael Ramírez
		Name:	Rafael Ramírez
		Title:	President